SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒               No o

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 1st, 2012 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated October 1st, 2012, the company reported that its Board of Directors called an Ordinary and Extraordinary Shareholders’ Meeting, to be held on October 31, 2012, at 14:30 h., outside its registered office, at Bolívar 108, Floor 1, City of Buenos Aires, to discuss the following agenda:

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.
2. Reallocation of liabilities for deferred tax originated in the application of adjustment due to inflation.
3. Consideration of the documents set forth under Section 234, Paragraph 1, Law 19,550, for the fiscal year ended 06.30.2012.
4. Consideration of the performance of the Board of Directors.
5. Consideration of the performance of the Supervisory Committee.
6. Consideration of the results of the fiscal year ended on 06.30.2012, which posted a profit of $78,263,000.
7. Consideration of Board of Directors’ compensation in the amount of $5,227,396 (total compensations) corresponding to fiscal year ended on 06.30.12, which posted a computable loss according to the Regulations of the Argentine Securities Exchange Commission.
8. Consideration of the Supervisory Committee‘s compensation for the fiscal year ended on 06-30-2012.
9. Determination of the number and appointment of Regular Directors and Alternate Directors, if applicable.
10. Appointment of Regular and Alternate Members of the Supervisory Committee.
11. Appointment of Certifying Accountant for the next fiscal year and determination of his compensation.
12. Consideration of the creation of a Global Program for the issuance of simple, non-convertible notes, denominated in Pesos, United States Dollars or any other currency, with common, special, floating and/or other security interest, including a security interest provided by a third party, whether subordinated or not, for a maximum outstanding amount, at any time, of up to USD 300,000,000– (or the equivalent thereof in other currency) according to the provisions of Law Nº 23,576 of Securities and any other laws amending, complementary to or regulating it (the “Program”). Delegation to the Board of Directors of the broadest powers so that within the maximum amount fixed by the Shareholders' Meeting, it establishes the other conditions of the program and the time of issuance and other terms and conditions of each class and/or series of the notes to be issued under the program. Sub-delegation of powers by the Board of Directors of the company. Authorizations.
13. Updating of report on Shared Services Agreement and consideration of the optimization of synergies with our related company BrasilAgro -Companhia Brasileira de Propriedades Agricolas S.A. Delegations.
14. Treatment of amounts paid for shareholders’ Personal Assets Tax.
15. Amendment to Section XVII of the By-laws of the company in respect to distance board of directors meetings. Delegations and authorizations.
16. Amendment to Section XIX of the By-laws of the company. Establishment of the list of officers authorized to answer interrogatories.
17. Updating of the report on Incentive Plan for the benefit of the officers of the company according to the provisions approved and ratified by 2009/2010 and 2011 Shareholders' Meetings respectively. Consideration of the delegations and the ratification and/or rectification thereof, extension for a new period.
18. Consideration of the approval of the Prospectus of Spin-off – Merger between Cresud SACIF y A, hereinafter “Cresud”, with its controlled company (100%) Inversiones Ganaderas SA (IGSA) as of 06.30.09. Ratification of the acts performed by the Board of Directors and/or the Attorneys-in fact of Cresud and IGSA, to this date, with regard to the Spin-off – Merger approved by Shareholders’ Meeting held on 10.29. 09 and the continuation thereof held on 11.27.09. Delegations and authorizations.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires (4322-0033), from 10 to 18 h., until 10-25-2012 inclusively. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting. When considering items 13 to 18 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain Chairman, appointed by Shareholders’ Meeting dated 10-31-11, and Board of Directors’ Meeting of allocation of duties dated 11-01-11.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: October 4, 2012